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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

                              (AMENDMENT NO. 29)(1)


                              SYNERGY BRANDS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    87159E402
--------------------------------------------------------------------------------
                                 (CUSIP Number)

         Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102
                             (Tel.) (239) 262-8577
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                 AUGUST 14, 2006
               --------------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                Page 1 of 5 pages

----------------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO. 87159E402                     13D                          PAGE 2 of 5



1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Lloyd I. Miller, III                                      ###-##-####

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]

                                                                        (b) [ ]

3         SEC USE ONLY


          ---------------
4         SOURCE OF FUNDS*
          PF-OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                            [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States


           NUMBER OF             7       SOLE VOTING POWER
            SHARES
         BENEFICIALLY                    802,748
           OWNED BY
             EACH                8       SHARED VOTING POWER
           REPORTING
            PERSON                       491,474
             WITH
                                 9       SOLE DISPOSITIVE POWER

                                         802,748

                                 10      SHARED DISPOSITIVE POWER

                                         491,474

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,294,222

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          25.2%

14        TYPE OF REPORTING PERSON*

          IN-IA-OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                                                     Page 3 of 5

     INTRODUCTION

     This constitutes Amendment No. 29 (the "Amendment") to the statement on
Schedule 13D, filed on behalf of Lloyd I. Miller, III ("Mr. Miller"), dated September 26, 2001, as amended (the "Statement"), relating to the common stock, par value $0.001 per share (the "Shares") of Synergy Brands Inc., a Delaware corporation (the "Company"). The Company has its principal executive offices at 223 Underhill Blvd., Syosset, New York 11791. The purpose of this Amendment is to report that since the filing of Amendment No. 28 to the Statement, dated April 10, 2006, a material change occurred in the percentage of Shares beneficially owned by Mr. Miller, solely as a result of a change in the aggregate number of outstanding Shares. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged.

     ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Item 5 of the Statement is hereby amended and restated in its entirety as follows:

     "(a) Mr. Miller beneficially owns 1,294,222 Shares which is 25.2% of the 5,130,190 outstanding Shares. Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the 5,130,190 outstanding Shares is the sum of the following amounts: (i) 5,078,940 outstanding Shares pursuant to the Company's Schedule 10Q filed on August 14, 2006 for the period ending June 30, 2006 and (ii) 51,250 Shares which Mr. Miller may be deemed to beneficially own upon the exercise of certain immediately exercisable warrants Mr. Miller beneficially owns.

     As of the date hereof, 435,522 of such beneficially owned Shares are owned of record by Trust A-4 (including warrants to purchase 31,250 Shares); 15,952 of such beneficially owned Shares are owned of record by Trust C; 491,000 of such beneficially owned Shares are owned of record by Milfam I L.P. (including warrants to purchase 15,000 Shares); 45,900 of such beneficially owned Shares are owned of record by Milfam II L.P.; 265,848 of such beneficially owned Shares are owned of record by Mr. Miller directly (including warrants to purchase 5,000 Shares); 20,000 of such beneficially owned Shares are owned of record by Trust A-2; and 20,000 of such beneficially owned Shares are owned of record by Trust A-3.

     (b) Mr. Miller has or may be deemed to have shared voting power and shared dispositive power for all such shares held of record by the Trust A-4, Trust C, Trust A-2 and Trust A-3. Mr. Miller has or may be deemed to have sole voting power and sole dispositive power for all such shares held of record by Milfam I L.P., Milfam II L.P. and Mr. Miller directly.


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                                                                     Page 4 of 5


     (c) The following table details the transactions effected by Miller during the past sixty days:


                                                 MILFAM I L.P.
            DATE OF TRANSACTION           NUMBER OF SHARES PURCHASED           PRICE PER SHARE
               July 31, 2006                        40,000                            *


     * These shares (the "July 2003 Shares") were beneficially acquired by Mr. Miller pursuant to Section 15 of the subscription agreement dated as of July 2, 2003 between the Company and Milfam I L.P. (the "Agreement"). The Agreement was filed as Exhibit 100.1 to Amendment No. 14 to the Statement and is hereby incorporated by reference. No additional consideration was paid by Mr. Miller for the July 2003 Shares.

     (d) Persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from, the sale of the reported securities.

     (e) Not applicable.


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                                                                     Page 5 of 5

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 21, 2006

                                                    /s/ Lloyd I. Miller, III
                                           -------------------------------------
                                                    Lloyd I. Miller, III